NXT ENERGY SOLUTIONS INC.

Management’s Discussion and Analysis (“MD&A”)

Q1 – 2015

As at and for the
three month period
 ended March 31, 2015

NXT Energy Solutions Inc.
MD&A for the Q1 period ended March 31, 2015
Page |1

Management's Discussion and Analysis

The following management's discussion and analysis ("MD&A") was prepared by management based on information available as at May 28, 2015 and should be reviewed in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2014.  This MD&A covers the unaudited 3 month ("Q1-15") period ended March 31, 2015, with comparative totals for the 3 month (“Q1-14”) period ended March 31, 2014.

As used in this MD&A, the terms "we", "us", "our", "NXT" and the "Company" mean NXT Energy Solutions Inc.

Our functional and reporting currency is the Canadian dollar. All references to "dollars" in this MD&A refer to Canadian or Cdn. dollars (“Cdn $”) unless specific reference is made to United States or US dollars ("US$").

Forward-looking statements

This MD&A contains forward-looking statements, which include words such as “intends”, “plans”, “anticipates”, “expects”, “scheduled”,  and relate primarily to:

●	estimates of the amount and expected timing of revenue and costs related to potential new SFD® survey contracts that may be obtained, conducted and completed in future periods.

●	the timing and extent of potential future growth opportunities in new international markets, including new business ventures.

●	the potential future conversion of the outstanding preferred shares, which mature on December 31, 2015.

●	the Company's ability to continue as a going concern.

●	limitations in disclosure controls, procedures, and internal controls over financial reporting.

The material factors and assumptions which affect this forward-looking information include assumptions that NXT will continue to have available the necessary personnel, equipment and required local permits to conduct survey projects as intended.

These forward-looking statements are based on current expectations and are subject to a wide range of known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Except as required by law, NXT assumes no obligation to update forward-looking statements should circumstances or the Company's estimates or opinions change.

Non GAAP measures

NXT's accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").  This MD&A includes references to terms such as net working capital and net working capital before the undernoted items, terms which do not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures presented by other entities.  Management of NXT uses this non-GAAP measure to improve its ability to assess liquidity at a point in time.  Net working capital before the undernoted items is defined as total current assets less total current liabilities, excluding amounts accumulated in work in progress, deferred revenue and the fair value of US$ Warrants liability balance.  Management excludes these amounts from the calculation as they do not represent future cash inflows or outflows to the Company.

NXT Energy Solutions Inc.
MD&A for the Q1 period ended March 31, 2015
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Description of the Business

NXT is a Calgary based publicly traded company that provides a unique aerial survey service to the oil and natural gas exploration and production (“E&P”) industry.  NXT's proprietary Stress Field Detection ("SFD®") survey technology is based on detecting subtle changes in earth's gravitational field from an airborne platform.  SFD® data acquired is analyzed and can be used to find variations in sub-surface geological stress patterns - indicators of potential reservoir and trap formations.  NXT's aerial SFD® surveys provide an effective and cost efficient method for clients to focus their decisions related to land commitments and the acquisition of traditional seismic data that is used to locate and delineate exploration prospects.

Our goal is to aid our clients in reducing their overall time, cost, environmental impact, and especially risk in their exploration programs.  Relative to traditional land based methods, the SFD® survey method is environmentally non-invasive and is unaffected by ground security issues or difficult terrain.  Additionally, SFD® surveys can generally be conducted year round and are effective both onshore and offshore.  SFD® and NXT in Canada and the United States are the registered trademarks of NXT Energy Solutions Inc.

NXT's technology is attractive for use as an early stage exploration tool in frontier and under-developed areas, and as such, we have been seeking to expand our presence in growing new international exploration markets such as South and Central America.

Overall Performance - Business Overview

NXT recognizes that its past revenue base has been sporadic in nature, as it is derived from a limited number of clients.  Our primary goal is to expand our revenue base, which becomes easier by having each new client become a repeat customer, and on a larger scale.

Our strategy has been to gain wider market acceptance of SFD®, especially with premiere clients which have high exploration activity - targets which include large National Oil Companies (“NOCs”).  We seek to have each new client experience how NXT can enhance their existing geophysical tools and exploration programs, so that they become ongoing repeat customers, and ultimately generating a wider client base with recurring revenues to NXT.

The discussion in the MD&A focuses on the highlights of NXT’s ongoing business development activities.  Estimates of the timing and securing of future contract opportunities are forward-looking expectations which are dependent upon regional political and other factors that are beyond NXT’s control.

As was discussed in our recent MD&A for the year ended December 31, 2014, NXT has invested extensive effort in building on our initial success in gaining Petrolēos Mexicanos (“PEMEX”, the NOC of Mexico) as a client in 2012.  Since 2013, NXT has been working to create a long-term supplier relationship with PEMEX, which we continue to expect can yield larger scale, recurring contract opportunities, as well as expand broader awareness and acceptance of our SFD® technology within the exploration industry.

In 2013, Mexico commenced a process of wide-spread reforms to its constitution, which have had a significant effect on PEMEX, and its ongoing exploration activities.  The highlight of the energy industry portion of the reforms is that Mexico will now allow foreign E&P partners into its formerly closed exploration market, by way of inviting open “bid rounds” on certain exploration blocks / concessions which will be released over time by Mexico.  This process is intended to yield long-term benefits for all of Mexico, as it should attract significant new capital and expertise to expand development of Mexico’s oil and gas industry.  Expanded exploration in Mexico, and especially in the deep water and salt domains of the Gulf of Mexico, is an area where SFD® can excel at rapidly providing PEMEX, and other new exploration players who enter this market, with independent high-impact prospect generation data.  NXT has started actively marketing to exploration entities which are looking to enter the Mexico market.

NXT Energy Solutions Inc.
MD&A for the Q1 period ended March 31, 2015
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In early 2014, PEMEX exploration staff invested time in addressing how to deal with the initial submissions to their regulators under their ongoing “Round Zero” process, and where to prioritize their short and long term exploration efforts.  The Round Zero process was completed in Q3-14, and Mexico’s regulators have been continuing to refine the framework to be used in the initial “Round One” package of blocks that will be offered for bid by the international E&P industry in 2015.  In addition, PEMEX has been undertaking a comprehensive internal restructuring of its staff and business units.  These factors have resulted in a longer than expected process of securing new SFD® survey contract opportunities with PEMEX, but NXT remains optimistic that they will become a large scale, repeat customer.

In late 2013, NXT gained another new client, Kerogen Exploration LLC (“Kerogen”), a private, US based entity with a focus on both traditional and non-traditional exploration concepts.  An initial US $1.1 million pilot test survey was flown for Kerogen in December 2013 over lands in both Florida and Texas, and delivery of our preliminary survey results quickly led to expansions of the contract scope, to a cumulative total of US $3.7 million, which was reflected in our Q1-14 results.

Near-term Outlook and Strategy for 2015 and beyond

NXT is continuing to expand awareness and use of the SFD® technology.  Our market focus will be on the NOCs, small to mid-cap exploration and production ("E&P") companies, and when opportunities arise, the major E&P companies.  A lucrative potential longer term new market may become projects with the seismic companies that acquire and sell large scale “Multi-Client” survey programs (primarily off-shore).

Geographically, NXT will continue to pursue prospects throughout South and Central America - primarily in Mexico, Colombia, Bolivia, Peru, Ecuador, and Brazil, as well as the Pakistan / South Asia region.  Longer term prospects will also be pursued in the frontier areas of Africa, Asia, and in the Arctic and off-shore Atlantic regions (particularly where Canadian and American E&P companies are operating).

As NXT pursues various international markets, our strategy is to utilize high quality local sales representatives with the key knowledge of their area, the potential clients and the exploration sector of the oil and gas industry.  This allows us to cover much larger areas and more clients with minimum fixed cost.  NXT currently has in place sales representatives to pursue SFD® survey opportunities in such markets as Latin America (primarily Mexico and Bolivia), South Asia (Pakistan and India) and the middle-east region.  All independent international sales representatives are required to certify that they adhere to NXT's code of conduct and business ethics.

Project opportunities in Bolivia and Pakistan

New near term contract and revenue opportunities that have recently continued to see positive advancement include prospective clients in Bolivia and Pakistan.  In April 2015, NXT received a commitment from with the NOC of Bolivia to undertake a US $13.4 million survey project, with finalization of binding contract terms occurring in mid May 2015 following the delivery by NXT of standard project performance guarantees.  NXT plans to mobilize to Bolivia and commence the survey in June 2015, after finalization of the related importation and aviation permits.

As part of this Bolivia survey contract, in May 2015, NXT received an advance deposit (value of US $3.1 million, and secured by a bank letter of guarantee issued to the client), which will be applied against the initial progress billings to be earned on the project.

Our past SFD® survey project for Pakistan Petroleum Ltd. (“PPL”), one of the NOCs active in Pakistan, gave NXT significant exposure to numerous E&Ps active in the South Asia region.  In Pakistan, remote sensing technologies such as SFD® have recently been recognized as a geophysical tool for use in meeting spending commitments, such as the commitments required on the sizeable exploration concession blocks awarded in frontier areas of Pakistan.  Multiple client prospects had expressed interest in conducting potential SFD® surveys in Pakistan, subject to final approval in 2015 of the amendments to Pakistan’s petroleum policy, which have recently occurred.

In early 2015, NXT was awarded a US $1.44 million survey project to be conducted in Pakistan, subject to receipt by the client of all relevant government permits and approvals (which could potentially occur in the next 3 to 6 months).  In addition, Oil & Gas Development Company Limited (“OGDCL”), a new prospective NOC client in Pakistan, has indicated that they will soon conduct a formal tender invitation process for a large scale remote sensing aerial survey project for which SFD® would be an ideal technology for meeting their exploration requirements.

NXT Energy Solutions Inc.
MD&A for the Q1 period ended March 31, 2015
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The SFD® “Vertical” Business Model

A separate initiative we have been pursuing since late 2013 is researching ways to monetize our existing “library” of proprietary SFD® data.  The objective is to create a vertically integrated exploration entity (a “Vertical”) which utilizes a combination of external funding, an independent and experienced exploration management team, and a high-value data set of existing SFD® identified prospects.  The ultimate goal is for NXT to receive a significant equity and royalty interest in the Vertical in consideration for the sale to the Vertical of certain of our existing, proprietary SFD® data.  Developing the Vertical business model with the appropriate structure is a long-term project to develop SFD® identified prospect areas in an effort to yield an additional return to NXT shareholders.

Since the process started in fall 2014, NXT has continued to advance the Vertical concept, including:

●
engaging an experienced exploration focused management team to aid in conducting an extensive geotechnical analysis of a defined portion of NXT’s proprietary SFD® data library, and further developing an inventory of prospect leads, and

●
developing a financing and exploration plan, which we intend to use in marketing the initial Vertical concept, with a view to obtaining a commitment for sufficient external equity funding, with  an initial financing to close in the second half 2015.

Intellectual Property and R&D

Some of our ongoing objectives to realize additional future revenue growth include expanding our SFD® equipment capacity, adding to our core group of interpretation staff and our ability to provide integration of SFD® with client geological and geophysical data.  We continue to research developing algorithm software which may be able to be deployed to aid in enhancing the SFD® data interpretation process.

Initiatives to protect our Intellectual Property ("IP" - patenting and new research & development (“R&D”) initiatives) continue, which should also serve to allow us to expand on our technology disclosures in order to build further industry awareness, understanding, and acceptance of SFD®.  Squire Patton Boggs LLP, a United States (“US”) based leader in IP protection, is advising on our IP strategy, including the prior filing of an initial US provisional patent application in May 2013.  In November 2014, NXT filed a related patent amendment submission in the US and since that time has undertaken new patent applications in select strategic international markets.

Summary of Quarterly Results (Unaudited)

A summary of operating results for each of the trailing 8 quarters (including a comparison of certain key categories to each respective prior quarter) follows.  The extent of the profit or loss each quarter is mainly due to the timing and the number of SFD® survey contracts that are underway, and variances in such non-cash items as stock based compensation expense ("SBCE"), which can occasionally be a significant expense in any given quarter.  In addition, the outstanding US$ denominated common share purchase warrants (which were exercised or expired by the end of Q2-14) were classified as a "derivative financial instrument" on our balance sheet, which prior to Q2-14 gave rise to the recognition in earnings each quarter of the change in the estimated fair value (also a non-cash expense or income item) of these warrants.

NXT Energy Solutions Inc.
MD&A for the Q1 period ended March 31, 2015
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	Q1-2015	Q4-2014	Q3-2014	Q2-2014
	Mar 31, 2015	Dec 31, 2014	Sept 30, 2014	June 30, 2014
Survey revenue	$-	$-	$-	$-
Net income (loss)	(1,518,172)	(1,532,466)	(1,330,167)	(1,286,461)
Income (loss) per share – basic	(0.03)	(0.03)	(0.03)	(0.03)
Income (loss) per share – diluted	(0.03)	(0.03)	(0.03)	(0.03)

	Q1-2014	Q4-2013	Q3-2013	Q2-2013
	Mar 31, 2014	Dec 31, 2013	Sept 30, 2013	June 30, 2013
Survey revenue	$3,913,367	$-	$-	$-
Net income (loss)	2,585,733	(1,633,189)	(2,522,165)	(1,150,628)
Income (loss) per share – basic	0.06	(0.04)	(0.06)	(0.03)
Income (loss) per share – diluted	0.05	(0.04)	(0.06)	(0.03)

Q1-15 to Q4-14 comparison – NXT had survey revenue of $nil ($nil in Q4-14), survey costs (related to equipment test flights and aircraft maintenance costs) of $25,440 ($33,221 in Q4-14), and SBCE of $194,000 ($186,000 in Q4-14).

Q4-14 to Q3-14 comparison – NXT had survey revenue of $nil ($nil in Q3-14), survey costs (related to equipment test flights and aircraft maintenance costs) of $33,221 ($54,472 in Q3-14), and SBCE of $186,000 ($191,000 in Q3-14).

Q3-14 to Q2-14 comparison – NXT had survey revenue of $nil ($nil in Q2-14), survey costs (related to equipment test flights) of $54,472 ($10,637 in Q2-14), and SBCE of $191,000 ($150,000 in Q2-14).

Q2-14 to Q1-14 comparison – NXT had survey revenue of $nil ($3,913,367 in Q1-14), survey costs of $10,637 ($333,188 in Q1-14), SBCE of $150,000 ($131,000 in Q1-14), and an increase in the fair value of US$ common share purchase Warrants (derivative financial instruments) expense of $nil ($42,800 expense in Q1-14).

Q1-14 to Q4-13 comparison – NXT had survey revenue of $3,913,367 ($nil in Q4-13), survey costs of $333,188 ($81,285 in Q4-13), SBCE of $131,000 ($183,000 in Q4-13), and an increase in the fair value of US$ common share purchase Warrants (derivative financial instruments) expense of $42,800 ($268,500 expense in Q4-13).  Two survey projects (in Florida in Texas) commenced for a USA based client in late December 2013, with the project completed and the related revenue and work-in-progress costs recognized in the Q1-14 period.

Q4-13 to Q3-13 comparison – NXT had survey revenue of $nil ($nil in Q3-13), survey costs of $81,285 ($8,626 in Q2-13), SBCE of $183,000 ($122,000 in Q3-13), and an increase in the fair value of US$ common share purchase Warrants (derivative financial instruments) expense of $268,500 ($1,243,000 expense in Q3-13).  Two survey projects commenced in Q4-13 and were completed in the Q1-14 period.  The Q4-13 survey costs relate to non-revenue generating test flights.

Q3-13 to Q2-13 comparison – NXT had survey revenue of $nil ($nil in Q2-13), survey costs of $8,626 ($nil in Q2-13), SBCE of $122,000 ($87,000 in Q2-13), and a change in fair value of US$ Warrants expense of $1,243,000 ($32,000 expense in Q2-13).  No survey operations were conducted in the Q3-13 period.

Q2-13 to Q1-13 comparison – NXT had survey revenue of $nil ($2,684,095 in Q1-13), survey costs of $nil ($1,542,248 in Q1-13), SBCE of $87,000 ($100,000 in Q1-13), and a change in fair value of US$ Warrants expense of $32,000 ($172,000 income in Q1-13).  No survey operations were conducted in the Q2-13 period.

NXT Energy Solutions Inc.
MD&A for the Q1 period ended March 31, 2015
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Summary of Operating Results

NXT had a net loss of $1,518,172 for Q1-15 as compared to a net income of $2,585,733 for the Q1-14 period, which resulted from the completion of two survey projects conducted in the USA in early 2014.

	Q1-15	Q1-14
Survey revenue	$-	$3,913,367

Expenses:
Survey costs	25,440	333,188
General and administrative	1,124,562	947,528
Stock based compensation expense	194,000	131,000
Amortization of property and equipment	15,525	14,929
	1,359,527	1,426,645

Other expense (income):
Interest expense (income), net	(10,361)	(7,627)
Foreign exchange (gain) loss	(9,066)	(158,659)
Increase in fair value of US$ Warrants	-	42,800
Other expense	178,072	24,475
	158,645	(99,011)
Loss before income taxes	(1,518,172)	2,585,733
Income tax expense	-	-
Net income (loss) for the period	(1,518,172)	2,585,733

SFD® survey operations - NXT applies the completed contract basis of revenue recognition, with survey revenue and expenses recognized in the quarterly period in which the overall survey recommendations report is delivered to our client.  The Q1-14 period reflected the completion of a total of US $3.7 million of survey projects which were conducted in the USA.

General and administrative (“G&A”) expense - All salaries and overhead costs related to SFD® data interpretation staff are included in G&A, and not included with direct survey expenses.  The categories of costs included in G&A expense are as follows:

	Q1-15	Q1-14	net change	% change
Salaries, benefits and consulting charges	$622,863	550,876	71,987	13.1%
Board, professional fees, & public company costs	246,653	204,265	42,388	20.8%
Premises and administrative overhead	175,627	142,296	33,331	23.4%
Business development	74,176	20,258	53,918	266.2%
Colombia office	5,243	29,833	(24,590)	- 82.4%
Total G&A	1,124,562	947,528	177,034	18.7%

NXT Energy Solutions Inc.
MD&A for the Q1 period ended March 31, 2015
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The overall net changes in G&A expense within the five individual categories noted above reflect several factors:

●	staff levels and the related salaries were higher in Q1-15 as compared to Q1-14.

●	Board, professional fees, & public company costs were higher in 2015 primarily due to the timing of discretionary investor relations activities.

●	business development costs increased in 2015 based on the timing of activity in developing new client opportunities, primarily in Bolivian and Pakistan.

●	a lay off in summer 2014 of the Colombia office administrator.

Stock Based Compensation Expense (“SBCE”) - this expense varies in any given quarter or year, as it is a function of several factors, such as the number of stock options issued in the period, and the period of amortization (based on the term of the contract and / or number of years for full vesting of the options, which is normally 3 years) of the resultant expense.  Also, SBCE is a function of periodic changes in the inputs used in the Black-Scholes option valuation model, such as volatility in NXT's trailing share price.

There was a higher average number of options outstanding in the Q1-15 period (total of 3,135,835 as at the end of Q1-15 as compared to 2,695,435 at the end of Q1-14).

SBCE also includes expense related to the “Rights” which were issued in January 2014 (see discussion which follows in the “convertible preferred shares” section herein) as follows:

	Q1-15	Q1-14
SBCE recognized related to:
Stock options	$136,000	$80,000
Rights	58,000	51,000
	194,000	131,000

Interest income, net – includes interest income earned on short-term investments, which had a higher total for Q1-15.

Loss (gain) on foreign exchange - this total is caused by changes in the relative exchange values of the US$, Cdn$ and to a minor extent, the Colombian peso ("COP").  For example, when the Cdn$ trades higher relative to the US$ or COP, cash held in US$ or COP will decline in value, and this decline will be reflected as a foreign exchange loss in the period.  NXT normally holds its cash and short-term investments in Cdn$ to reduce the effect of market volatility; however, we periodically are contractually obligated to hold certain restricted cash funds in US$ instruments to support performance bond commitments in certain foreign countries.

The value of net US$ monetary assets can vary widely each period, based on such factors as the extent of US$ revenue contracts in process, and the level of US$ cash and short-term investments on hand, which was much lower Q1-15 than in Q1-14.

The valuation is also affected by the relative strength of the US$ at each period end (which rose as at the end of Q3-14 as compared to Q4-13 (1.27 Cdn$ / US$ at the end of Q1-15 as compared to 1.16 Cdn$ / US$ as at Q4-14), resulting in both realized and unrealized net exchange gain movements on the net holdings of US$ cash and other working capital items.

Other expense - this category includes primarily costs related to intellectual property filings and new R&D activity related to the SFD® technology, the feasibility study for the Vertical concept, as well as minor net expenses related to prior oil & gas operations.

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MD&A for the Q1 period ended March 31, 2015
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Change in fair value of US$ Warrants - in spring 2012, NXT closed a $3.2 million private placement financing of “units”, which were priced at US $0.75.  Each unit included one warrant to purchase a NXT common share (exercise price of US $1.20 per share) for a period of two years (the “US$ Warrants”).  As these US$ Warrants were denominated in US$, they were considered to be a “derivative financial instrument” for financial statement reporting purposes, and were re-valued to their estimated fair value at each period end until their exercise and / or expiry in early 2014.  This revaluation resulted in the recognition of an “increase in fair value of US$ Warrants” expense of $42,800 in Q1-15.

Of the total 4,502,821 US$ Warrants which were issued in 2012, the majority had expiry dates in March 2014, and a portion in May 2014, and no Warrants are now outstanding.

Income tax expense - NXT periodically earns revenues while operating outside of Canada as a non-resident within certain foreign jurisdictions, and services rendered to clients in such countries may be subject to foreign withholding taxes, which are only recoverable in certain limited circumstances.  No income taxes were incurred in Q1-15 or Q1-14.

Liquidity and Capital Resources

NXT's cash and cash equivalents plus short-term investments at the end of Q1-15 was $3.7 million.

Significant progress has been made in the recent past in securing new revenue contracts and expanding our working capital.  NXT's longer term success remains dependent upon our ability to continue to attract new client projects and expand the revenue base to a level sufficient to far exceed G&A expenses, and generate excess net cash flow from operations.  Equity financings have been used on a limited basis in recent years to supplement working capital as required.

Risks related to having sufficient ongoing working capital to execute survey project contracts are mitigated through our normal practice of obtaining progress payments from clients throughout the course of the projects, which often span 3 to 4 months.  In addition, where possible, risk of default on client billings is mitigated through the use of export insurance programs offered via Export Development Canada (“EDC”).

EDC can also be utilized by NXT for financial support in the form of guarantees of specific bank letters of credit required to be issued by NXT as performance guarantees on international projects such as on our new Bolivia project.  This aids in reducing restrictions on working capital that is needed to initiate and undertake projects.

NXT has no secured debt, and had total “net working capital” of $3.7 million as at Q1-15 as follows:

	March 31,	December 31,	net change
	2015	2014	in Q1-15
Current assets (current liabilities):
Cash and cash equivalents	168,918	$50,635	$118,283
Short-term investments	3,550,289	5,173,430	(1,623,141)
	3,719,207	5,224,065	(1,504,858)
Accounts receivable	273,240	248,930	24,310
Prepaid expenses and deposits	358,167	338,644	19,523
Accounts payable and accrued liabilities	(679,477)	(782,626)	103,149
Net working capital	3,671,137	5,029,013	(1,357,876)

The $1.4 million decrease in net working capital in Q1-15 to a total of $3.7 million is primarily due to the $1.5 million net loss which was incurred in Q1-15.

NXT Energy Solutions Inc.
MD&A for the Q1 period ended March 31, 2015
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NXT applies the "completed contract" method of revenue recognition - revenues and related project costs are deferred until the period in which the survey contract is completed.  At each period end, if applicable, deferred revenue (a current liability) represents progress billing amounts that are to be recognized in revenue in future periods.  Similarly, work-in-progress ("WIP", a current asset) relates to deferred survey costs which will be expensed in future periods upon completion of the related contracts.  As these amounts do not represent future cash inflows or outflows to the Company, they are excluded (in periods in which applicable) from NXT’s analysis of net working capital.  As there were no amounts recorded in WIP and deferred revenue at March 31, 2015 or December 31, 2014, no adjustments have been made.

The following summarizes NXT's net cash flows, and the total cash plus short-term investments held at the end of the period:

Cash flows from (used in):	Q1-15	Q1-14

Operating activities	$(1,455,629)	$(1,033,146)
Financing activities	5,066	2,828,416
Investing activities	1,568,846	(1,009,685)
Net source (use) of cash	118,283	785,585
Cash and cash equivalents, start of period	50,635	3,319,627
Cash and cash equivalents, end of period	168,918	4,105,212

Cash and cash equivalents	168,918	4,105,212
Short-term investments	3,550,289	3,457,010
Total	3,719,207	7,562,222

As shown above, the balance of cash and cash equivalents was $168,918 as at the end of Q1-15.  The overall net change in cash balances in the Q1-15 period is a function of several factors including any inflows (outflows) due to changes in net working capital balances, and net of any cash transferred into / out of short-term investments.  Further information on the net changes in cash, by each of the Operating, Financing, and Investing activities, is as follows:

Operating Activities

	Q1-15	Q1-14

Net income (loss) for the period	$(1,518,172)	$2,585,733
Total non-cash income and expense items	209,525	188,729
	(1,308,647)	2,774,462
Change in non-cash working
capital balances	(146,982)	(3,807,608)
Cash used in operating activities	(1,455,629)	(1,033,146)

Financing Activities

●
In Q1-15, the only financing activity was $5,066 proceeds from exercise of stock options.  No equity financings occurred in 2015 or 2014.  In Q1-14 NXT received a total of $2,683,301 proceeds from exercise of US$ common share purchase Warrants which were issued in 2012 and $145,115 proceeds from exercise of stock options.

Investing Activities

●	the overall net cash source (use) noted above for Q1-15 and Q1-14 are virtually all related to the movement from cash out of and into short-term interest bearing investment balances, as follows:

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MD&A for the Q1 period ended March 31, 2015
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	Q1-15	Q1-14

Purchase of property and equipment	$(54,295)	$-
Decrease (increase) in short-term investments	1,623,141	(1,007,560)
(Increase) in restricted cash	-	(2,125)
Cash from (used in) investing activities	1,568,846	(1,009,685)

Contractual Commitments

Office premises lease

NXT has an operating lease commitment on its existing Calgary office space for a term through July 31, 2015 at a minimum monthly lease payment of $28,571 (including estimated operating costs).  NXT has also committed to an operating lease on new office premises for a 10 year term commencing in 2015 at an initial estimated minimum monthly lease payment of $42,368 (including operating costs).

The total estimated future minimum annual commitment for these two premises leases is as follows:

	Existing	New
For the fiscal year ending December 31	premises	premises	Total
2015	$114,283	$127,103	$241,386
2016	-	508,410	508,410
2017	-	508,410	508,410
2018	-	508,410	508,410
2019	-	508,410	508,410
Thereafter, 2020 through 2025	-	2,979,848	2,979,848
	114,283	5,140,591	5,254,874

Aircraft charterhire commitment

NXT currently does not own any of the aircraft which are used in its' survey operations, but has an annual agreement to utilize a minimum annual volume of aircraft charter hours (the “Charter Agreement”).  The charterhire commitment to be met by the end of 2015, including a short-fall in hours carried forward from 2014, is $641,250.

As part of the 2015 annual renewal of the Charter Agreement, NXT has made a deposit payment of $168,750 in February 2015, and an additional $135,000 is due by June 30, 2015.  This total of $303,750 will be held as non-refundable deposits to be applied, as utilized to September 30, 2015, against the charterhire commitment carried forward from 2014.

Additional Disclosures - Outstanding Securities

	as at	as at	as at
	May 28,	March 31,	December 31,
	2015	2015	2014

Shares issued and outstanding:
Common shares	44,965,509	44,965,509	44,958,843
Convertible preferred shares	8,000,000	8,000,000	8,000,000
Common shares reserved for issue re:
Stock options	3,135,835	3,135,835	2,541,435
	56,101,344	56,101,344	55,500,278

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Convertible preferred shares

The convertible preferred shares are non-voting, are held by NXT's President & CEO, and were issued in the 2005 / 2006 period pursuant to NXT acquiring rights to use the SFD® technology for hydrocarbon exploration applications.  The preferred shares are convertible on a 1 for 1 basis into NXT common shares by December 31, 2015 (the “Maturity Date”), subject to earlier partial conversions if certain cumulative revenue milestones are achieved by NXT.

NXT has an option to elect by December 31, 2015 to convert the 8,000,000 preferred shares in order to maintain its rights to utilizing the SFD® technology.  In the event that the conversion option is not exercised by December 31, 2015, the preferred shares would be redeemed for $0.001 per share and NXT's rights to the SFD® technology would revert to the holder of the preferred shares.

The 8,000,000 preferred shares are subject to conditions related to potential future conversion.  They may become convertible into common shares in four separate increments of 2,000,000 preferred shares each, should NXT achieve specified cumulative revenue thresholds of US $50 million, US $100 million, US $250 million and US $500 million prior to December 31, 2015.  An additional bonus of 1,000,000 NXT common shares are issuable in the event that cumulative SFD® revenues exceed US $500 million.

Cumulative revenue is defined as the sum of total revenue earned plus proceeds from the sale of assets accumulated since January 1, 2007, all denominated in US$, and calculated in accordance with US GAAP.  As at March 31, 2015, the Company had generated cumulative revenue of approximately US $29.5 million (December 31, 2014 - US $29.5 million) that is eligible to be applied to the above noted conversion thresholds.

NXT intends to continue to develop the SFD® technology, and will retain it by formally exercising NXT’s option to convert the preferred shares in mid 2015 (subject to regulatory considerations) prior to the Maturity Date.

In January 2014, NXT’s CEO (the “Grantor”) personally granted (to a total of 17 persons, including NXT employees, directors, officers, advisors and others) “Rights” to acquire a total of 1,000,000 of the common shares which are expected to become issued to him in 2015 upon future conversion of the preferred shares by their Maturity Date.  Each of the Rights are subject to certain vesting provisions and will entitle the holder to acquire from the Grantor one common share of NXT at a fixed exercise price of $1.77 and will expire on December 31, 2015.  A total of 365,000 of these Rights were granted to certain directors and officers of NXT, and a total of 430,000 Rights were granted to NXT’s employees and advisors.  These Rights are supplemental to existing incentives which have been granted under NXT’s stock option plan.

Other Transactions With Related Parties

One of the members of NXT’s Board of Directors is a partner in a law firm which provides legal advice to NXT.  Legal fees incurred with this firm were $21,668 for Q1-15 and $8,228 for Q1-14.

Accounts payable and accrued liabilities includes a total of $18,305 ($124 as at December 31, 2014) payable to this law firm.  In addition, accounts payable and accrued liabilities includes $41,968 ($23,673 as at December 31, 2014) related to re-imbursement of expenses owing to persons who are Officers of NXT.

Critical Accounting Estimates

The key elements and assumptions are substantially unchanged from those described in NXT's annual audited consolidated financial statements as at and for the year ended December 31, 2014.  The following is also important to note:

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Revenue Recognition

Revenue earned on SFD® survey contracts (net of any related foreign sales taxes) is recognized on a completed contract basis.  This method of revenue recognition is currently deemed as appropriate given the complex nature of the end product that is delivered to the client - while the quantity of data acquisition can be measured based on actual line kilometers flown, the acquired SFD® data does not realize its full value until it is processed, interpreted in detail, and a recommendations report is generated and reviewed with the client's geological and geophysical staff.

All funds received or invoiced in advance of completion of the contract are reflected as unearned revenue and classified as a current liability on our balance sheet. All survey expenditures and obligations related to uncompleted SFD® survey contracts (including directly related sales commissions) are reflected as work-in-progress and classified as a current asset on our balance sheet.  Upon completion of the related contract, unearned revenue and the work-in-progress is moved as appropriate to the statement of earnings (loss) as either revenue or survey cost.  Survey costs do not include any salaries and overhead related to SFD® data interpretation staff (which is included in G&A expense) or amortization of property and equipment expense.

Changes in Accounting Policies Including Initial Adoption

The factors are substantially unchanged; refer to NXT’s annual MD&A as at and for the year ended December 31, 2014.

Future Accounting Policy Changes – Revenue recognition

In May 2014, the US Financial Accounting Standards Board (“FASB”) issued new guidance on accounting for “Revenue from Contracts with Customers”, which supersedes the current revenue recognition requirements and most industry-specific guidance.  This new guidance will require that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.  This new guidance will be effective from January 1, 2017, and early application is not permitted.  There will be two methods in which the amendment can be applied: (1) retrospectively to each prior reporting period (which will include NXT’s fiscal years 2015 and 2016) presented, or (2) retrospectively with the cumulative effect recognized at the date of initial application.  NXT is evaluating the effect of the future adoption of this new guidance, and has not yet determined the effect on its consolidated financial statements, which currently reflect the completed contract method of revenue recognition.

Future Accounting Policy Changes - Going concern

The FASB has established a going concern standard that becomes effective for reporting periods ending after December 31, 2016 (with early adoption permitted).  The Company will be required to assess if there is substantial doubt about its’ ability to continue as a going concern, which will exist if it is probable that it will be unable to meet payment of its obligations within one year after the assessment date (which will be based on the date of issue of the period end financial statements).  Disclosure will be required of the significance of and the conditions or events that give rise to the substantial doubt, as well as whether it is probable that managements’ plans can be effectively implemented to mitigate these conditions.  Further disclosure, including managements mitigation plans, will be required if it is assessed that the substantial doubt cannot be overcome.

The Company has not yet adopted the new standard and in future periods will assess if the required disclosures related to the going concern assumption are applicable.

Risk Factors

NXT is exposed to numerous business related risks, some of which are unique to the nature of its operations.  Many of these risks can not be readily controlled.

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Future Operations

NXT is still in the early stages of realizing wide-spread commercialization of its SFD® technology.  Its ability to generate cash flow from operations will depend on its ability to service its existing clients and develop new clients for its SFD® services.  Management recognizes that the commercialization phase can last for several years, and that it can have significant economic dependence on a small number of clients, which can have a material effect on the Company's operating results and financial position.

NXT anticipates that it will be able to generate both net income and cash from operations in future years based on its current business model; however this outcome cannot be predicted with certainty.  The Company has a history of generating net losses and periodic shortages of working capital.  The Company's consolidated financial statements do not include any adjustments to amounts and classifications of assets and liabilities that might be necessary should NXT be unable to generate sufficient revenues, net income and cash flow from operations in future years in order to continue as a going concern.

International operations

NXT conducts the majority of its operations in foreign countries, some of which it has not operated in before.  This exposes NXT to various risks related to stability of political regimes, knowledge of the local customs, duties and other taxes, foreign currency and funds repatriation, the ability to access the relevant local services, and potential delays in commencing the projects.

Availability of charter aircraft

NXT does not currently own any aircraft, and relies upon the availability of aircraft which are operated under charter-hire arrangements.  A charter operator provides the aircraft used in SFD® survey operations on an as required basis in exchange for an hourly charter fee (plus fuel and other direct operating costs).   NXT is not required to make a capital investment in chartered aircraft, but in order to guarantee aircraft availability and rate certainty, it currently commits to a one year contract, with a minimum number of charter hours.  NXT is thus exposed to a potential financial penalty of up to $641,250 (including $303,750 carried forward from 2014 and to be utilized by September 30, 2015) in the event that it fails to fulfill or renegotiate the remaining total charter hours commitment for 2015.

Management and staff

NXT's success is currently largely dependent on the performance of a limited group of senior management and staff.  The loss of the services of any of these persons could have an adverse effect on our business and prospects.  There is no assurance that NXT can maintain the services of our complement of management, Directors, staff and other qualified personnel that are required to operate and expand our business.

Reliance on specialized equipment, and the protection of intellectual property

NXT currently has a limited number of SFD® survey sensors which are used in survey data acquisition operations.  In addition, there is potential risk that the equipment could become damaged or destroyed during operations, become obsolete, or that a third party might claim an interest in our proprietary intellectual property.  The costs of legal defence of our rights to the SFD® technology could be very expensive.

Related party transactions

NXT may periodically enter into related party transactions with its Officers and Directors.   The most significant related party transaction was the historical "Technology Transfer Agreement" executed on December 31, 2006 between NXT and its CEO, President and Director whereby NXT issued 10,000,000 convertible preferred shares in exchange for the rights to utilize the SFD® technology.

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As was noted previously, in January 2014, Rights were personally granted by the CEO to certain individuals to acquire up to 1,000,000 of the common shares that are expected to become issued to him by December 31, 2015 upon future conversion of the outstanding 8,000,000 preferred shares.

All related party transactions have the potential to create conflicts of interest that may undermine the Board of Director's fiduciary responsibility to NXT shareholders.  NXT manages this risk of conflict of interest through maintenance of a strong independent Board of Directors.  Six of the seven current Directors are independent.  All significant transactions between Officers and or Directors of the Company are negotiated on behalf of NXT and voted upon by the disinterested Directors to protect the best interests of all shareholders.

Volatility in oil and natural gas commodity prices may affect demand for our services

NXT's customer base is in the oil and natural gas exploration industry, which is exposed to risks of volatility in oil and natural gas commodity prices.   As such, demand for our services, and prospective revenues, may become adversely impacted by ongoing declines in oil and natural gas prices.  The impact of price changes on our ability to enter into SFD® survey contracts cannot be readily determined.  However, in general, if commodity prices decline significantly, our opportunity to obtain and execute SFD® survey contracts will also likely decline, at least in the short term.

Foreign currency fluctuations

NXT currently bills its revenues in US$, and as such frequently holds cash in both Cdn$ as well as in US$, and is thus exposed to foreign exchange fluctuations on its US$ funds.   Additionally, most of our operating expenses are incurred in Cdn$.  We do not currently engage in currency hedging activities which can be used to mitigate this risk.

As NXT continues to expand into foreign markets, it may become exposed to additional foreign currency fluctuation risks, and currency hedging strategies will be utilized where appropriate.

Interest rate fluctuations

NXT periodically invests excess cash in short-term investments which generally yield fixed interest rates.  Accordingly, NXT faces some risk related to volatility in interest rates, as interest income may be adversely affected by any material changes in interest rates.

Disclosure Controls and Procedures ("DCP") and
 Internal Controls over Financial Reporting ("ICFR")

As a TSX Venture Exchange listed issuer, NXT is not required to certify the design and evaluation of its DCP and ICFR and has not completed such an evaluation as at March 31, 2015.  Further, the inherent limitations on the ability of the Company’s Responsible Officers (being the Chief Executive Officer and the Chief Financial Officer) to design and implement on a cost effective basis DCP and ICFR for the Company may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Additional Information

For additional information on NXT Energy Solutions Inc. please consult our website at www.nxtenergy.com, or the SEDAR website at http://www.sedar.com.

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